Exhibit 3.23

ARTICLES OF INCORPORATION OF ASPEN YOUTH, INC. I

The name of this corporation is Aspen Youth, Inc.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name of this corporation’s initial agent for service of process in the State of California is: California Lenders’ & Attorneys’ Services.

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 1,000.

V

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VI

This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

DATED: December 8, 1999	/s/ Steven W. Spector

Steven W. Spector, Incorporator

ASPEN YOUTH SERVICES, INC.

17100 Pioneer Blvd., Suite 300, Cerritos, California 90701

Secretary of State

State of California

Re:	Consent to Use of Corporate Name

Ladies & Gentlemen:

As the Chief Financial Officer of Aspen Youth Services, Inc., a California corporation, I hereby authorize Aspen Youth, Inc. to incorporate in the State of California under the name Aspen Youth, Inc.

Sincerely,

ASPEN YOUTH SERVICES, INC.

By:	/s/ Tim Dupell

Tim Dupell,
Chief Financial Officer